UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06021152

RECD S.E.C.
JAN 1 1 2006
1083

uary 10, 2006

Kevin M. Andris
Wolf, Block, Schorr and Solis-Cohen LLP
1650 Arch Street, 22nd Floor
Philadelphia, PA 19103-2097

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-10-2006

Re: Toll Brothers, Inc.
Incoming letter dated December 1, 2005

Dear Mr. Andris:

This is in response to your letters dated December 1, 2005 and December 16, 2005 concerning the shareholder proposal submitted to Toll Brothers by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund. We also have received a letter on the proponent's behalf dated December 14, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 2 3 2006
THOMSON
FINANCIAL

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Jon F. Walters
Trustee
Trust for the International Brotherhood of Electrical Workers'
Pension Benefit Fund
900 Seventh Street, NW
Washington, DC 20001

WolfBlock

1650 Arch Street, 22nd Floor, Philadelphia, PA 19103-2097
Tel: (215) 977-2000 Fax: (215) 977-2740 www.WolfBlock.com

Kevin M. Andris
Direct Dial: (215) 977-2607
Direct Fax: (215) 405-2607
E-mail: kandris@wolfblock.com

December 1, 2005

VIA ELECTRONIC MAIL AND FEDERAL EXPRESS
cfletters@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Toll Brothers, Inc.
Commission File No. 1-9186
Omission of Shareholder Proposal

Ladies and Gentlemen:

On behalf of our client, Toll Brothers, Inc., a Delaware corporation (the "Company"), this letter is to inform you of the Company's intention to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (the "2006 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent"), relating to declassification of the Company's Board of Directors. The Proposal and Supporting Statement, which the Company received via facsimile on October 21, 2005, are attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j)(2), this letter sets forth the grounds on which the Company believes it can omit the Proposal from its proxy materials. Further, the Company files herewith six copies of the Proposal, and encloses six copies of this letter pursuant to Rule 14a-8(j)(2). By copy of this letter and accompanying material, the Proponent is being notified, pursuant to Rule 14a-8(j)(1), of the Company's intention to omit the Proposal from its 2006 Proxy Materials.

For the reasons set forth below, the Company hereby requests (i) that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") grant the Company's request to waive the 80-day requirement, set forth in Rule 14a-8(j)(1) of the Securities Exchange Act of 1934 (the "Exchange Act"), for filing objections to shareholder proposals and (ii) confirmation that the

Staff will not recommend an enforcement action if, in reliance on certain provisions of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company omits the Proposal and Supporting Statement from its 2006 Proxy Materials.

I. Waiver of 80-Day Deadline

Rule 14a-8(j)(1) under the Exchange Act requires that a company intending to exclude a shareholder proposal from its proxy materials file its reasons with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before filing its definitive proxy statement, or later than 80 days upon a showing of "good cause" for missing the deadline. The Staff has noted that the most common basis for a company's showing of good cause is that a proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed. *Division of Corporation Finance Staff Legal Bulletin No. 14B, Section D* (Sept. 15, 2004).

In the present case, although the Proposal was submitted timely, the Company received the Proposal on October 21, 2005, the final day on which shareholder proposals could be submitted for inclusion in the Company's proxy materials for the 2006 Meeting. According to the Company's records, the Proponent is not a record holder of the Company's securities and, therefore, was required by Rule 14a-8(b)(2) to provide the Company with proof of ownership *at the time it submitted the Proposal.* The Proponent failed to submit such proof with the Proposal. Rather, the cover letter to the Proposal indicated that the record holder of the Proponent's stock would provide "appropriate verification of the [Proponent's] beneficial ownership by separate letter." When the Company did not receive such a letter during the subsequent 13-day period, in order to preserve its right to exclude the Proposal on procedural grounds, the Company, by letter dated November 3, 2005, notified the Proponent of this eligibility deficiency in accordance with Rule 14a-8(f), which letter was received by the Proponent on November 4, 2005. In response to this notice, the Company received a letter dated November 8, 2005 from the Proponent's record holder which, as discussed in further detail below, failed to meet the requirements of Rule 14a-8(b)(2)(ii). The Company, by letter dated and delivered on November 15, 2005, informed the Proponent that this letter from its record holder was defective and invited the Proponent to correct the defect during the subsequent 14-day period, which period expired on November 29, 2005. Because the Proponent has failed to deliver verification of ownership in accordance with Rule 14a-8(b)(2), the Company has, as promptly as practicable, prepared the request set forth herein.

The Company currently expects to file its definitive proxy materials on February 3, 2006. The Company respectfully requests that the Commission waive the 80-day requirement in the present case because the Company acted as promptly as practicable on the Proponent's Proposal, provided the Proponent with two opportunities to cure its eligibility deficiency and, due to the late--albeit timely--submission of the Proposal and delay caused by the Rule 14a-8(f) cure period and subsequent additional 14 days afforded to the Proponent to submit proper verification of ownership, compliance with the Rule 14a-8(j) 80-day period would be impossible unless the Company delayed the filing of its proxy materials. The Commission has previously granted waivers in similar circumstances where the reason for the delayed submission of a request for "no action" was that the company had been waiting for a response from the proponent to correct deficiencies in their submissions. *See e.g.,* E*TRADE Group, Inc. (Oct. 31, 2000); PHP Healthcare Corp. (Aug. 25, 1998). Given the brevity of the Company's argument below and the recent passage of the 80-day deadline, the Company believes that the Staff will not be unduly burdened by this request and will have adequate time to consider the request presented herein. In addition, the Company does not believe that the Proponent will be prejudiced or harmed by the waiver in light of the recent passage of the deadline.

II. The Proposal

The Company believes that the Proposal and the Supporting Statement may properly be excluded from the 2006 Proxy Materials pursuant to the Rules 14a-8(b) and 14a-8(f)(1), because the Proponent has failed to provide documentary support of continuous beneficial ownership in accordance with the requirements of Rule 14a-8(b)(2).

A. Text of the Proposal

The Proposal urges that the Company's Board of Directors:

> "[T]ake the necessary steps to declassify the Board of Directors for the purpose of establishing annual elections for directors. The Board of Directors declassification shall be done in a manner that does not affect the unexpired terms of directors previously elected."

B. Basis for Exclusion

Rule 14a-8(b)(1) provides that a shareholder, in order to be eligible to submit a proposal, must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal. The Rule also requires that the shareholder continue to hold those securities through the date of the meeting. Rule 14a-8(b)(2) provides that a shareholder who is not a shareholder of record for the requisite period, nor a report filer (*i.e.*, filer of Schedule 13D, Schedule 13G, Form 4, etc.), must prove his eligibility by submitting a written statement from the record holder of his securities (usually a broker or bank) verifying that he has continuously held the requisite amount of securities for at least one year.

Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal if it has notified the proponent within 14 days of receipt of the proposal of any procedural or eligibility deficiencies, such as the failure to provide proof of ownership, and the proponent has failed to adequately respond within 14 days of receipt of the company's notification.

The Company received the Proposal via facsimile on October 21, 2005, the properly determined deadline for submitting shareholder proposals for inclusion in the 2006 Proxy Materials. The Proposal was accompanied by a cover letter from the Proponent indicating that the Proponent is the beneficial owner of approximately 55,800 shares of the Company's common stock, that such stock has been held continuously for more than a year prior to the date of the submission, and that the Proponent intends to hold the shares through the date of the 2006 Annual Meeting of Shareholders. The letter further provides, "The record holder of the stock will provide the appropriate verification of the [Proponent's] beneficial ownership by separate letter." The Proponent's cover letter is attached hereto as Exhibit B.

Because the Proponent was not listed on the Company's books as a record owner of its stock, the Company requested, by letter dated November 3, 2005 and pursuant to 14a-8(f)(1), that the Proponent submit proof of ownership within 14 days. A copy of this letter is attached hereto as Exhibit C.

In response to this notice letter, the Company received a letter dated November 8, 2005 (the "November 8 Letter") from Mellon Trust of New England ("Mellon"), record holder of the Company's common stock for the Proponent. A copy of this letter is attached hereto as Exhibit D. In the November 8 Letter, Mellon indicates that "[t]he [Proponent] has held at least $2,000 worth of Toll Brothers, Inc. stock for the past year." Because this statement of ownership was made as of November 8, it does not confirm that the Proponent had, *at the time it submitted the Proposal (i.e., October 21, 2005)*, held the Company's securities continuously for at least one year as required by Rule 14a-8(b)(2)(ii). By letter dated November 15, 2005, the Company notified the Proponent of the continuing defect in the verification of ownership and granted it an additional 14 days in which to cure the deficiency. A copy of this letter is attached hereto as Exhibit E. As of the date hereof, the Proponent has failed to provide the verification of ownership required by Rule 14a-8(b)(2)(ii).

The Staff has repeatedly concurred in the excludability of a proposal under Rule 14a-8(f)(1) when the proponent does not timely provide the information called for by Rule 14a-8(b)(2) in support of his eligibility to submit a proposal. *See, e.g.,* Charles Schwab Corp. (Feb. 2, 2005); Intel Corp. (Feb. 1, 2005); General Electric Co. (Dec. 27, 2004); AT&T Corp. (Dec. 23, 2004); Intel Corp. (Mar. 7, 2003); Knight-Ridder, Inc. (Feb 28, 2003). The Staff has extended a proponent's correction period beyond 14 days only upon finding deficiencies in the company's communication. *See, e.g.,* Boise Cascade Corp. (Feb 8, 2002); Kmart Corp (Mar. 27, 2000).

The Company believes it satisfied its obligations under Rule 14a-8 in its November 3, 2005 letter, which clearly stated the ownership requirements of Rule 14a-8(b)(1), the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b)(2), and that the Proponents' response had to be submitted within 14 days of receipt of the letter. Further, when the Proponent submitted verification of ownership that did not comply with the requirements of Rule 14a-8(b)(2), the Company afforded the Proponent a second opportunity to cure the defect in its submission, which as of the date hereof the Proponent has failed to do.

Accordingly, the Company believes that the Proposal may be omitted from the 2006 Proxy Materials pursuant to Rule 14a-8(f)(1).

III. Conclusion

Based on the foregoing discussion, the Company believes that the Proposal may properly be omitted from its 2006 Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f)(1). The Company respectfully requests the Staff confirm that it will (i) waive the 80-day requirement, set forth in Rule 14a-8(j)(1) of the Exchange Act, for filing objections to shareholder proposals and (ii) not recommend enforcement if the Proposal is omitted from the 2006 Proxy Materials. If the Staff disagrees with the Company's conclusion that the Proposal may be so omitted, we request the opportunity to confer with the Staff prior to the issuance of its position.

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact the undersigned at 215-977-2607.

Please indicate your receipt of this letter and the enclosures by signing the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

Kevin M. Andris
For WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP

Enclosures

cc: Don H. Liu, Esquire
Mark K. Kessler, Esquire
Mr. Jon F. Walters,
International Brotherhood of Electrical Workers' Pension Benefit Fund

EXHIBIT A

RESOLVED, That the shareholders of Toll Brothers, Inc. ("the Company") urge that the Board of Directors take the necessary steps to declassify the Board of Directors for the purpose of establishing annual elections for directors. The Board of Directors declassification shall be done in a manner that does not affect the unexpired terms of directors previously elected.

Stockholder's Statement of Support

In our opinion, the election of corporate directors is a primary avenue for shareholders to influence corporate affairs and ensure management is accountable to the Company's shareholders. However, under the classified voting system at the Company, individual directors face election only once every three years, and shareholders only vote on roughly one-third of the Board of Directors each year. In our opinion, such a system serves to insulate the Board of Directors and management from shareholder input and the consequences of poor financial performance.

By eliminating the classified Board of Directors, we believe shareholders can register their views annually on the performance of the Board of Directors and each individual director. We feel this will promote a culture of responsiveness and dynamism at the Company, qualities necessary to meet the challenge of increasing shareholder value.

We submit that by introducing annual elections and eliminating the classified Board of Directors at the Company, management and the Board of Directors will be more accountable to shareholders. We believe that by aligning the interest of the Board of Directors and management with the interests of shareholders, our Company will be better equipped to enhance shareholder value.

For the above reasons, we urge a vote FOR the resolution.

EXHIBIT B

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND 900 Seventh Street, NW • Washington, DC 20001

October 21, 2006

VIA FAX AND U. S. MAIL

Mr. Michael I. Snyder
Corporate Secretary
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, PA 19044

Dear Mr. Snyder :

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Toll Brothers Inc. ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2006.

The proposal relates to a "**Declassified Board**" and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of 55,800 shares of Toll Brother Inc common stock and has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2006 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Jon F. Walters

Jon F. Walters
Trustee

JFW:daw
Enclosure

Form 972

EXHIBIT C

Toll Brothers

America's Luxury Home Builder™

DON H. LIU, ESQ.
SENIOR VICE PRESIDENT
AND GENERAL COUNSEL

DIRECT DIAL: 215-938-8006
FAX: 215-938-8255

November 3, 2005

VIA FACSIMILE (202-728-6138)
and UPS OVERNIGHT DELIVERY

Jon F. Walters
Trustee
Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund
900 Seventh Street, NW
Washington, DC 20001

Dear Mr. Walters,

On October 21, 2005, we received the shareholder proposal and supporting materials (the "Proposal") relating to declassification of the board of directors of Toll Brothers, Inc., submitted by you on behalf of the Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund for inclusion in the proxy statement for our 2006 Annual Meeting of Stockholders.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that a shareholder wishing to submit a proposal must have continuously held at least $2,000 in market value, or 1%, of a company's securities entitled to be voted on the proposal at the meeting for at least one year prior to the date of submission of the proposal. A shareholder who is not a registered holder is required to prove that he satisfies this requirement in one of the ways described in paragraph (2) of Rule 14a-8(b), including submission of a written statement from the record holder verifying that, at the time of submission of the proposal, the beneficial owner continuously held the securities for at least one year. You indicate in your cover letter accompanying the Proposal that such a statement from the record holder of your stock would be forthcoming; however, as of the date of this letter, we have not received this statement. Because you have not submitted to us a written statement from the record holder verifying that at the time you submitted your proposal you continuously held the requisite amount of securities for at least one year, you have failed to meet all of the procedural requirements of Rule 14a-8.

We are providing you with notice of this deficiency pursuant to Rule 14a-8(f)(1). If you wish to cure this deficiency, you must submit proof of your ownership to us within 14 days from the date you receive this letter. If you do not submit proof of your ownership within this period, we will seek to exclude your proposal from our proxy statement for the 2006 Annual Meeting as permitted under Rule 14a-8(f). If you do submit proof of your ownership within this period, we will review it to determine if the deficiency has been cured and may still object to your proposal on the basis of other grounds described in Rule 14a-8.

Sincerely,

Don H. Liu

EXHIBIT D

November 8, 2005

Mr. Michael I. Snyder
Corporate Secretary
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, PA 19044

RE: Declassified Board

Dear Mr. Snyder:

Mellon Trust of New England, formerly Boston Safe Deposit and Trust Company, is the custodian for the IBEW Pension Benefit Fund, which held 55,800 shares of Toll Brothers, Inc. common stock on November 8, 2005. The fund has held at least $2,000 worth of Toll Brothers, Inc. common stock for the past year. The fund, as beneficiary, is the proponent of a shareholder proposal submitted to the Company pursuant to Rule 14 (a)-8 (a)(1) of the Securities and Exchange Commission rules and regulations.

Please call me at (617) 382-1213 if you have any questions on the shares of Toll Brothers, Inc. common stock held at Mellon Trust of New England for the IBEW Pension Benefit Fund.

Very truly yours,

Christine D. Kuhn
Vice President

cc: Jim Voye, IBEW Pension Benefit Fund

EXHIBIT E

Toll Brothers
America's Luxury Home Builder™

DON H. LIU, ESQ.
SENIOR VICE PRESIDENT
AND GENERAL COUNSEL

DIRECT DIAL: **215-938-8006**
FAX: **215-938-8255**

November 15, 2005

VIA FACSIMILE (202-728-6138)
and UPS OVERNIGHT DELIVERY

Jon F. Walters
Trustee
Trust for the International Brotherhood of
Electrical Workers' Pension Benefit Fund
900 Seventh Street, NW
Washington, DC 20001

Dear Mr. Walters:

On October 21, 2005, we received the shareholder proposal and supporting materials (the "Proposal") relating to declassification of the board of directors of Toll Brothers, Inc., submitted by you on behalf of the Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Pension Fund") for inclusion in the proxy statement for our 2006 Annual Meeting of Stockholders. We contacted you on November 4, 2005 informing you of a deficiency in the Proposal under Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended. While we did receive a letter from Mellon Global Securities Services, dated November 8, 2005, stating that they were the custodian for the Pension Fund, the Proposal still fails to meet the requirements of Rule 14a-8(b).

Rule 14a-8(b) provides that a shareholder wishing to submit a proposal must have continuously held at least $2,000 in market value, or 1%, of a company's securities entitled to be voted on the proposal at the meeting for at least one year prior to the date of submission of the proposal. A shareholder who is not a registered holder is required to prove that he satisfies this requirement in one of the ways described in paragraph (2) of Rule 14a-8(b), including submission of a written statement from the record holder verifying that, at the time of submission of the proposal, the beneficial owner continuously held the securities for at least one year. The letter from Mellon Global Securities Services was dated November 8, 2005 and verifies that the Pension Fund held the requisite amount of Toll Brothers, Inc. common stock "for the past year." Rule 14a-8(b) requires a statement verifying that the beneficial holder continuously held the securities for a period of one year from the date of the proposal, not one year from the date of the written statement. Because you have not submitted to us a written statement from the record holder verifying that at the time you submitted your proposal you continuously held the requisite amount of securities for at least one year, you have failed to meet all of the procedural requirements of Rule 14a-8.

We are providing you with notice of this deficiency pursuant to Rule 14a-8(f)(1). If you wish to cure this deficiency, you must submit proof of your continued ownership to us within 14 days from the date you receive this letter. If you do not submit proof of your continued ownership within this period, we will seek to exclude your proposal from our proxy statement for the 2006 Annual Meeting as permitted under Rule 14a-8(f). If you do submit proof of your ownership within this period, we will review it to determine if the deficiency has been cured and may still object to your proposal on the basis of other grounds described in Rule 14a-8.

Sincerely,

Don H. Liu

THE MARCO CONSULTING GROUP

December 14, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549
cfletters@sec.gov
Overnight Delivery

RE: Toll Brothers, Inc.
Commission File No. 1-9186
Omission of Shareholder Proposal

Ladies and Gentlemen:

This letter is submitted on behalf of the IBEW Pension Benefit Fund ("Proponent") in response to a letter dated December 1, 2005 on behalf of Toll Brothers, Inc. ("Company") seeking a no action letter ("Request") pursuant to Rule 14a-8 promulgated by the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934 ('Act") regarding the Company's intention to omit from its 2005 proxy materials Proponent's shareholder proposal urging the Company to take the necessary steps to declassify its Board of Directors for the purpose of establishing annual election of directors. Six copies of this response are being submitted and one copy is being sent to the Company.

The basis cited by the Company for excluding Proponent's proposal is that the Company has not received timely verification of Proponent's continual ownership of $2,000 worth of Company stock for at least one year prior to submission of the proposal.

As will be shown, the Proponent has indeed owned at least $2,000 worth of Company stock for at least one year prior to submission of the proposal, but a succession of errors and mistakes by its custodian prevented this verification from being submitted in a timely fashion to the Company.

It is also critical to note that the Company itself does not bring clean procedural hands to this matter—the Company admits in its Request that it has failed to file its reasons seeking exclusion no later than 80 calendar days before filing its definitive proxy statement as required by Rule 14a-8(j)(1) under the Act. (Page 2 of the Request).

EAST COAST OFFICE MIDWEST OFFICE WEST COAST OFFICE
550 West Washington Blvd. • Ninth Floor • Chicago, IL 60661 • (312) 575-9000 ph. • (312) 575-9840 fax

The factual chronology in this case is messy, but simple:

--October 21, 2005, Proponent filed its shareholder proposal **timely** with the Company. (Exhibit B to the Request.)

--November 3, 2005, the Company **timely** requested verification of continual ownership. (Exhibit C to the Request.)

--November 8, 2005, Proponent's custodian sent a letter to the Company verifying that Proponent had held $2,000 worth of stock for the past year. This submission was **timely,** but defective because the past year referred to did not specifically start on the date Proponent's proposal was filed, October 21, 2005. (Exhibit D to the Request.)

--November 15, 2005, the Company sent a letter to Proponent citing the defect in verification. (Exhibit E to the Request.)

--November 16, 2005, the deadline for the Company to file its reasons for seeking exclusion of shareholder proposals in order to satisfy the 80 calendar day rule in 14a-8(j)(1) under the Act.

--November 18, 2005, the Proponent faxed its custodian a copy of the Company's November 15, 2005 letter and directed the custodian to send the Company a revised verification letter for the past one year period from October 21, 2005. (A copy of the November 18, 2005 fax and confirmation that it was sent is attached as Exhibit A to this letter.)

--December 1, 2005, the Company filed its Request, 64 calendar days prior to the date it expects to file its definitive proxy materials (February 3, 2006), which **fails by 16 days to satisfy the 80 day deadline for filing reasons to exclude a shareholder proposal**. (Page 2 of the Request.)

--December 14, 2005, the Proponent's custodian sent a letter to the Company acknowledging that it had misplaced Proponent's November 18, 2005 fax for a revised verification letter, apologizing for its delay in responding, and **verifying that Proponent has indeed held the requisite amount of Company shares for the one year period preceding the filing of the proposal on October 21, 2005**. (A copy of the custodian's letter is attached as Exhibit B to this letter.)

Thus, Proponent has continuously owned the requisite number of shares to file a proposal at the Company. Proponent's custodian's initial verification of continual ownership was timely, but defectively worded. Proponent promptly notified its custodian of the defect but the custodian misplaced Proponent's fax and did not send a revised verification to the Company until today.

There is no doubt Proponent's custodian's errors and miscues meant it was late in its verification of continuous ownership, but there is also no doubt the Company was late in filing its reasons for an exclusion.

Under the circumstances, Proponent respectfully submits that if the Company is granted a waiver for late filing of its reasons for an exclusion, then Proponent should be granted a waiver for its custodian's late filing of verification of continuous ownership. In effect, this would wipe the slate clean of unintentional and understandable procedural/technical missteps by both sides and allow the shareholders of the Company to vote on the substance of Proponent's proposal.

Therefore, Proponent requests that the relief sought in the Company's Request not be granted.

The Company's Request seeks the opportunity to confer with the Staff prior to the issuance of its position if the Staff disagrees with the Company's position. (Page 4 of the Request.) Proponent objects to such an *ex parte* conference and requests that it be allowed to participate in any conferences with Staff.

If you have any questions or need additional information, please feel free to contact the undersigned at 312-612-8452.

Very Truly Yours,

Greg A. Kinczewski
Vice President/General Counsel

GAK:mal
cc: Kevin M. Andris
kandris@wolfblock.com
Overnight Delivery

Confirmation Report – Memory Send

Page : 001
Date & Time: Nov-18-05 12:23
Line 1 : 2027286138
Line 2 :
Machine ID : IBEW PENSION DEPT

Job number	:	036
Date	:	Nov-18 12:22
To	:	☎916173822004
Number of pages	:	004
Start time	:	Nov-18 12:22
End time	:	Nov-18 12:23
Pages sent	:	004
Status	:	OK

Job number : 036 *** SEND SUCCESSFUL ***

IBEW Pension Benefit Fund

Fax

To:	Chris Kunn - MELLON	From:	Christopher Johansson
Fax:	617 / 382 - 2004	Pages:	4 including cover page
Phone:		Date:	11-18-05
Re:	Toll Brothers Inc. Shareholder Proposal	cc:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

● Comments:

Please see the attached letter from Toll Brothers (dated Nov. 15), which requests verification that the IBEW PBF has held at least $2,000 worth of stock for a period of one year from the date of the proposal. The IBEW PBF submitted the shareholder proposal on October 21, 2005.

Please fax another verification letter to Toll Brothers Inc. indicating that we have owned at least $2,000 worth of stock for a period of one year from October 21, 2005. This verification letter can be identical to the first letter you sent, except the date should be changed from November 8th to October 21st. Toll Brothers must receive this revised verification letter by November 28, 2005.

Please fax me a copy of the original letter *along with* the verification response. Please call me at (202) 728-7692 if you have any questions.

Three documents are included in this fax: the November 15th letter from Toll Brothers, your November 8th letter to Toll Brothers, and the IBEW PBF proposal letter.

Thank you for your help.

Exhibit A

Mellon

Mellon Global Securities Services

December 14, 2005

Mr. Michael I. Snyder
Corporate Secretary
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, PA 19044
FAX: 215-938-8131
OVERNIGHT DELIVERY

Re: Declassifed Board

Dear Mr. Snyder:

I am writing to revised my letter of November 8, 2005, regarding the continual share ownership of Toll Brothers, Inc. shares by the IBEW Pension Benefit Fund (hereinafter "the Fund"). That Fund had requested a revised letter pursuant to a November 18, 2005 fax but the request was misplaced in our offices. I sincerely apologize for the delay in submitting this revised letter.

Mellon Trust of New England, formerly Boston Safe Deposit and Trust Company, is the custodian of the Fund. As of the close of business on December 13, 2005, the Fund held 55,800 shares of Toll Brothers, Inc. common stock. The Fund has held at least 55,800 shares of Toll Brothers, Inc. common stock since October 21, 2004. All during that time period the value of the Fund's shares in Toll Brothers, Inc. was in excess of $2,000.

Please call me at (617) 382-1213 if you have any questions on the shares of Toll Brothers, Inc. common stock held at Mellon Trust of New England for the IBEW Pension Benefit Fund.

Very Truly Yours,

Christine D. Kuhn
Vice President

Cc: Kevin M. Andris, Esq.
Wolf, Block, Schorr and Solis-Cohen
650 Arch Street
22nd Floor
Philadelphia, PA 19103-2097
FAX: 215-405-2607
OVERNIGHT DELIVERY

WolfBlock

1650 Arch Street, 22nd Floor, Philadelphia, Pennsylvania 19103-2097
Tel: (215) 977-2000 □ Fax: (215) 977-2740 □ www.WolfBlock.com

December 16, 2005

VIA ELECTRONIC MAIL AND FEDERAL EXPRESS
cfletters@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Toll Brothers, Inc.
Commission File No. 1-9186
Omission of Shareholder Proposal

Ladies and Gentlemen:

On behalf of our client, Toll Brothers, Inc., a Delaware corporation (the "Company"), this letter is submitted in response to the letter sent to the Commission dated December 14, 2005, from The Marco Consulting Group on behalf of the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent"). The Proponent's letter was submitted in response to the Company's December 1, 2005 request that the Staff confirm that it will not recommend enforcement if the Proponent's proposal to declassify the Company's Board of Directors is omitted from the Company's proxy materials for its 2006 Annual Meeting of Stockholders.

The Proponent concedes in its response that it failed to timely provide the Company with verification of its stock ownership as required by Rule 14a-8(b)(2). In support of its argument that the Company's no action request should not be granted, the Proponent claims that the Company "does not bring clean procedural hands to this matter" in that its no action request was not submitted at least 80 days prior to the date the Company intends to distribute its 2006 proxy materials. This statement is misleading. The Proponent fails to acknowledge that, when the Company received the Proponent's original, defective verification of ownership on November 8, 2005, rather than immediately seeking to exclude the Proposal for failure to provide proper verification of ownership, the Company, in its November 15 letter to the Proponent, gave the Proponent a *second* opportunity to submit the required evidence of stock ownership. It was only after the Proponent failed to respond within ten days of this additional opportunity to cure its defective submission that the Company sought no action relief from the Staff. The Proponent now seeks to use this courtesy of the Company against it in arguing that the Company's no action request should not be granted.

Thank you for your attention and consideration of the above. If you have any questions or need any additional information with regard to the foregoing, please contact the undersigned at 215-977-2607.

Very truly yours,

Kevin M. Andris
For WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP

Enclosures

cc: Don H. Liu, Esquire
Mark K. Kessler, Esquire
Mr. Jon F. Walters,
International Brotherhood of Electrical Workers' Pension Benefit Fund
Greg A. Kinczewski
The Marco Consulting Group

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 10, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Toll Brothers, Inc.
Incoming letter dated December 1, 2005

The proposal relates to the election of directors.

There appears to be some basis for your view that Toll Brothers may exclude the proposal under rule 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of Toll Brother's request, documentary support evidencing that it satisfied the minimum ownership requirement for the one-year period as of the date that it submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Toll Brothers omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We note that Toll Brothers did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Toll Brothers' request that the 80-day requirement be waived.

Sincerely,

Mark F. Vilardo
Special Counsel